                                                                                  Exhibit 12

                                       MASCOTECH, INC.
               Computation of Ratio of Earnings to Combined Fixed Charges and
                                  Preferred Stock Dividends
                                   (Dollars in thousands)
                                 3 Months
                                   Ended
                                 March 31,            For The Years Ended December 31

                                   1994         1993      1992      1991      1990     1989

Earnings Before Income
  Taxes and Fixed Charges:

  Income (loss) from continuing
    operations before income
    taxes and extraordinary
    income.....................  $ 43,830    $121,180  $ 68,250  $(12,470) $(30,240) $85,410

  Add (deduct) equity in
    undistributed (earnings)
    losses of less-than-fifty-
    percent owned companies....    (4,150)    (19,930)  (21,760)   (3,530)   (3,430) (1,980)
  Add interest on
    indebtedness, net..........    11,450      83,000    87,830   124,220   139,770  146,570
  Add amortization of debt
    expense....................       660       4,390     1,930     2,230     2,670    3,510
  Estimated interest factor
    for rentals................     1,420       5,550     5,740     5,220     4,520    4,470

  Earnings before income
    taxes and fixed charges....  $ 53,210    $194,190  $141,990  $115,670  $113,290 $237,980

Fixed Charges:

  Interest on indebtedness,
    net........................  $ 11,470    $ 83,110  $ 87,980  $124,370  $140,380 $147,320
  Amortization of debt
    expense....................       660       4,390     1,930     2,230     2,670    3,510
  Estimated interest factor
    for rentals................     1,420       5,550     5,740     5,220     4,520    4,470

      Total fixed charges......    13,550      93,050    95,650   131,820   147,570  155,300

  Preferred stock dividend
    requirement (a)............     5,430      25,860    17,140    11,350       120      130

  Combined fixed charges and
    preferred stock dividends..  $ 18,980    $118,910  $112,790  $143,170  $147,690 $155,430

Ratio of earnings to
  fixed charges................       3.9         2.1       1.5        .9(b)     .8(d)   1.5

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends..............       2.8         1.6       1.3        .8(c)     .8(e)   1.5



  (a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.
  (b) 1991 earnings are inadequate to cover fixed charges by $16,150.
  (c) 1991 earnings are inadequate to cover combined fixed charges and preferred stock dividends by $27,500.
  (d) 1990 earnings are inadequate to cover fixed charges by $34,280.
  (e) 1990 earnings are inadequate to cover combined fixed charges and preferred stock dividends by $34,400.